UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

POST-EFFECTIVE AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LA JOLLA PHARMACEUTICAL COMPANY
(Exact name of registrant as specified in its charter)

California	33-0361285

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4660 La Jolla Village Drive, Suite 1070, San Diego, California 92122
(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant's Securities to be Registered.

The following description of our common stock, par value $0.0001 per share (the "Common Stock"), sets forth the general terms and provisions of our Common Stock. The following summary of our Amended and Restated Articles of Incorporation (the “Articles”) and Bylaws does not describe the Articles and Bylaws in their entirely. We urge you to read our Articles and Bylaws, which are incorporated by reference as exhibits to this Registration Statement.

Authorized Capital Stock. We have authorized 100,000,000 shares of Common Stock and 8,000,000 shares of preferred stock, par value 0.0001 per share (the "Preferred Stock"), which such Preferred Stock may be issued in one or more series with different rights, preferences and privileges.

Voting Rights. Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by our shareholders. The vote of the holders of a majority of the stock present and entitled to vote at a meeting at which a quorum is present is generally required to take shareholder action, unless a greater vote is required by law or specifically required by our Articles or Bylaws. Special shareholder meetings may be called by the Chairman of the Board of Directors, the President, the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors we would have if there were no vacancies, or the holders of 10% or more of outstanding shares of our Common Stock. Any shareholder action may be taken by written consent signed by the holders of outstanding shares having no less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. In addition, our Bylaws include an advance notice procedure with regard to the nomination of candidates for election as directors, other than by or at the direction of the Board of Directors, and with regard to matters to be brought before an annual meeting or special meeting of shareholders. Shareholders are entitled to cumulative voting, except if our Common Stock is listed on a national securities exchange, including the New York Stock Exchange and the NASDAQ Stock Market. For so long as our Common Stock is listed on any such national securities exchange, then cumulative voting is not permitted.

Dividends and Other Rights. Holders of our Common Stock are entitled to receive, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any dividend preferences that may be attributable to Preferred Stock that may be authorized. In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of Preferred Stock, if any, have been paid in full, the holders of our Common Stock are entitled to share ratably in all remaining assets available for distribution. Our Common Stock has no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our Common Stock.

Board of Directors. The Board of Directors is not classified. At each annual meeting, the successors to the directors whose term expire at that meeting are elected for a term of office to expire at the next annual meeting after their election or until their successors have been duly elected and qualified. Directors may be removed with or without “cause” by a shareholder vote, unless a number of shares sufficient to elect such director vote against removal. Vacancies may be filled by the Board of Directors or by the shareholders, provided that only shareholders may fill vacancies created by the removal of a director.

Transfer Agent. American Stock Transfer & Trust Company, LLC is the Transfer Agent and Registrar for our Common Stock.

Item 2.    Exhibit

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation (previously filed with the Company’s Registration Statement on Form S-8 filed December 20, 2013 and incorporated herein by reference)
3.2	Certificate of Amendment to Amended and Restated Articles of Incorporation (previously filed with the Company’s Current Report on Form 8-K filed January 15, 2014 and incorporated herein by reference)
3.3	Certificate of Amendment to Amended and Restated Articles of Incorporation
3.4	Amended and Restated Bylaws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LA JOLLA PHARMACEUTICAL COMPANY

Date:	October 17, 2014	By:	/s/ George F. Tidmarsh
		Name:	George F. Tidmarsh, M.D., Ph.D.
		Title:	President and Chief Executive Officer